83-3759

INTERSTAR MINING GROUP INC.

Balance Sheets as at June 30, 2002 and March 31, 2002
(Prepared from the Books of Account)
Unaudited



	Unaudited June 30, 2002	Unaudited March 31, 2002	Increase (Decrease) During Period
ASSETS			
Current			
Cash	$ 131,731	$ 134,731	($ 3,000)
Mineral Properties and deferred exploration expenditures	1,549	1,351	198
	$ 133,280	$ 136,082	($ 2,802)
LIABILITIES			
Current			
Accounts payable and accrued liabilities	$ 18,340	$ 10,288	$ 8,052
SHAREHOLDERS' EQUITY AND CAPITAL			
Authorized			
An unlimited number of Common shares without par value			
ISSUED			
20,657,817 shares	3,044,801	3,044,801	
Contributed Surplus	1,806,760	1,806,760	- 0 -
Deficit account	(4,736,621)	(4,725,767)	(10,854)
	114,940	125,794	(10,854)
	$ 133,280	$ 136,082	($ 2,802)

dlw 9/18

INTERSTAR MINING GROUP INC.

Statement of Loss and Deficit
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	**2001**	**2002**	**2001**
REVENUE				
Interest Income	568	1,991	1,128	3,050
EXPENSES				
Administrative	11,446	5,397	23,243	12,934
Interest charges	- 0 -	63	- 0 -	18,270
Management fees	- 0 -	(3,000)	- 0 -	- 0 -
Foreign exchange	(24)	(9,418)	(24)	25,813
	11,422	(6,958)	23,219	57,017
Net Loss for the period	10,854	(8,949)	22,091	53,967
Deficit - beginning of Period	4,725,767	4,602,371	4,714,530	4,539,455
Deficit - end of Period	**$4,736, 621**	**$4,593,422**	**$4,736,621**	**$4,593,422**
Gain (Loss) per Share	**($0.000525)**	**0.001021**	**(0.00107)**	**(0.006156)**

Notes:

(1) Comparative Figures
Certain comparative figures for the prior period may have been reclassified to conform to the current period's presentation.

(2) Capital Stock
As at June 30, 2002 there was 20,657,817 common shares issued and outstanding (June 30, 2001 - 8,765,972 common shares outstanding).

INTERSTAR MINING GROUP INC.

Statements of Cash Flows
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30	
	2002	2001	2002	2001
Net Inflow (Outflow) of Cash Related to the following Activities				
OPERATING				
Net Loss for the Period	($ 10,854)	$ 8,949	($ 22,091)	($53,967)
Changes in non-cash operating working capital items				
Accounts receivable	- 0 -	156	- 0 -	(46)
Accounts payable	8,052	1,035	8,781	4,720
Due to related parties	- 0 -	(12,511)	- 0 -	2,552,824
	(2,802)	(2,371)	(13,310)	2,503,531
INVESTING				
Deferred exploration expenditures	(198)	(467)	(549)	(848)
FINANCING				
Due to financial institution	- 0 -	- 0 -	- 0 -	(2,320,639)
(DECREASE) INCREASE IN CASH	(3,000)	(2,838)	(13,859)	182,044
CASH, BEGINNING OF PERIOD	134,731	185,292	145,590	410
CASH, END OF PERIOD	$ 131,731	$182,454	$ 131,731	$ 182,454

Supplemental Disclosure of Cash Flow Information

Cash received from interest	$ 568	1,991	$ 1,128	3,050
Cash interest paid	-0-	- 0 -	- 0 -	18,207